03011588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH, DC 181 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Clayton Securities Service, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 South Hanley, Suite 102
(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen K. Burch (314) 726-0220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gill, Gruettemeyer & Co., LLC
(Name – *if individual, state last, first, middle name*)

14615 Manchester Road, Suite 203	Manchester,	Missouri	63011
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen K. Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton Securities Service, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer
Title

Notary Public

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. AUG. 25,2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLAYTON SECURITIES SERVICES, INC.

COMPARATIVE FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

CLAYTON SECURITIES SERVICES, INC.

TABLE OF CONTENTS

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
of Clayton Securities Services, Inc.
Clayton, Missouri 63105

We have audited the accompanying statements of financial condition of Clayton Securities Services, Inc. (a Missouri corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clayton Securities Services, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in stockholders' equity and cash flows for the years then ended in conformity with United States of America generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, (Schedules 1 through 3), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gill, Gruettemeyer & Co., LLC

St. Louis, Missouri
February 14, 2003

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

EXHIBIT A

CLAYTON SECURITIES SERVICES, INC.

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	December 31 2002	December 31 2001
ASSETS:		
Cash	$ 182,565	$ 263,484
Receivables from and deposits with clearing brokers	225,923	111,223
Receivables-Broker Dealers and other	2,500	517
Prepaid costs	1,223	1,955
Refundable deposit – leased vehicle	--	600
Office equipment, at cost, net of accumulated depreciation of ($11,346 for 2001)	--	--
Deferred organization cost net of accumulated amortization of ($5,648 for 2002 and 2001)	--	--
TOTAL ASSETS	**$ 412,211**	**$ 377,779**
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Accounts payable	$ --	$ --
Accrued expenses	3,600	3,000
Payable to other brokers	194,522	120,188
Payable to clearing brokers	7,330	10,492
Income taxes payable (Note 3)	48	--
Total Liabilities	**205,500**	**133,680**
Stockholders' Equity:		
Common stock, par value $1.00, authorized 30,000 shares, issued 14,400 shares, outstanding 10,500 shares at December 31, 2002 and 11,000 at December 31, 2001 (Note 4)	10,500	11,000
Additional paid-in capital	55,000	99,700
Retained earnings	141,211	133,399
Total Stockholders' Equity	**206,711**	**244,099**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 412,211**	**$ 377,779**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT B

CLAYTON SECURITIES SERVICES, INC.

COMPARATIVE STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$ 447,617	$ 749,071
Income from principal transactions	1,585,732	1,311,981
Other billed services	127,096	148,448
Sale of equipment	2,500	--
Interest	27,464	42,525
TOTAL REVENUES	$ 2,190,409	$ 2,252,025
EXPENSES:		
Employee compensation and benefits	189,619	194,335
Commissions	1,742,195	1,632,264
Clearance and other charges	88,220	191,153
Communications	18,178	22,725
Professional fees	10,436	43,056
Promotional	3,316	2,112
Rent	32,500	35,725
Office expense	20,019	14,006
Outside services	--	30,000
Auto expense	19,630	15,599
Fidelity bond and regulatory fees	5,930	14,666
Amortization and depreciation	--	--
Travel and entertainment	12,948	11,380
TOTAL EXPENSES	2,142,991	2,207,021
Income from operations	47,418	45,004
Income tax provision (Note 3):		
Current year	9,806	9,219
NET INCOME	$ 37,612	$ 35,785

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT C

CLAYTON SECURITIES SERVICES, INC.

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid In Capital	Treasury Shares	Retained Earnings	**TOTAL**
Balance December 31, 2000	**$ 14,400**	**$ 99,700**	**$ (3,400)**	**$ 97,614**	**$ 208,314**
Net income for the year ended: December 31, 2001	--	--	--	35,785	35,785
Balance December 31, 2001	**$ 14,400**	**$ 99,700**	**$ (3,400)**	**$133,399**	**$ 244,099**
Purchase of Company shares	--	(44,700)	(500)	(29,800)	(75,000)
Net income for the year ended: December 31, 2002	--	--	--	37,612	37,612
Balance December 31, 2002	**$ 14,400**	**$ 55,000**	**$ (3,900)**	**$141,211**	**$ 206,711**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT D

CLAYTON SECURITIES SERVICES, INC.

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATIONAL CASH FLOWS:		
Net Income	$ 37,612	$ 35,785
Charges or credits to net income not requiring an outlay of cash:		
Gain on sale of fixed assets	2,500	--
	35,112	35,785
Changes in working capital asset and liability items:		
Assets:		
Decrease (Increase) receivable from & deposits with clearing broker	(114,700)	89,207
Decrease (Increase) from broker dealers and other receivables	(1,983)	815
Decrease (Increase) refundable lease deposit	600	--
Decrease (Increase) prepaid cost	732	30,581
Liabilities:		
Increase (Decrease) accrual expense	600	(3,000)
Increase (Decrease) payable to other brokers	74,334	8,527
Increase (Decrease) payable to clearing brokers	(3,162)	(69,366)
Increase (Decrease) income tax payable	48	--
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**(8,419)**	**92,549**
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of fixed assets	2,500	--
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	**2,500**	**--**
CASH FLOWS FROM FINANCING ACTIVITIES		
Repurchase of Company shares	(75,000)	--
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	**(75,000)**	**--**
NET INCREASE (DECREASE) IN CASH	(80,919)	92,549
CASH BALANCE AT BEGINNING OF YEAR	263,484	170,935
CASH BALANCE AT END OF YEAR	**$ 182,565**	**$ 263,484**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Estimated income tax paid	10,000	10,500

The accompanying Notes to Financial Statements
are an integral part of this statement

CLAYTON SECURITIES SERVICES, INC.

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Clayton Securities Services, Inc. (the Company) was formed February 18, 1988, upon issuance of the certificate of incorporation by the state of Missouri. The Company commenced operations as a securities broker/dealer, November 28, 1988, upon notification of approval from regulatory authorities. Effective December 31, 2002, the Company filed an application with the regulatory authorities, withdrawing from the securities business.

Prepaid Cost

Prepaid costs are charged to income over the period of benefit.

Deferred Organization Cost

Cost to organize the corporation were amortized to income over 60 months, from the date its business activities began, in accordance with Federal Income Tax regulations.

Revenue and Expense Recognition

Revenues and expenses related to securities transactions are recorded in the accounts on the settlement date.

Clearing Agreements

The Company clears its customer transactions through FISERV Securities, Inc. (formerly, FISERV Correspondent Services, Inc.), Member New York Stock Exchange and Huntleigh Securities Corporation, Member Midwest Stock Exchange. The clearing brokers deduct from commissions due to the Company, a clearing fee for their services based on a negotiated fee schedule and other charges.

Good Faith Deposits

The Company is obligated to maintain good faith cash deposit accounts with its clearing brokers. FISERV Securities, Inc. and Huntleigh Securities Corporation require the Company to maintain a good faith deposit balance of $25,000 and $5,000 respectively. The balances at December 31, 2002 and 2001 satisfied these requirements.

Claims against the Company, not otherwise resolved within 3 business days notice, may be charged to these deposit accounts by the clearing brokers, if commissions due the Company are inadequate to settle the claim. These deposits are fully refundable upon termination of the clearing agreement and the passing of the statutorial time period. Good faith deposits maintained with the clearing brokers are at risk and are uninsured and not collateralized.

CLAYTON SECURITIES SERVICES, INC.

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefits

The Company adopted a medical reimbursement plan effective January 1, 1998. The Plan covers all full-time employees with at least twelve months of service. The maximum reimbursement per year per individual is not to exceed $14,000 for 2002 and 2001. The Plan year ends December 31 each year and claims must be submitted within 90 days after the close of the Plan year. Benefits paid for Plan years ending December 31, 2002 and 2001 were approximately $22,392 and $28,005 respectively.

Comparative Data

Comparative Data for the year ended December 31, 2001 has been restated to conform to current year presentation.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

2. RECEIVABLES FROM AND DEPOSITS WITH CLEARING BROKERS

The Company maintains deposits with and has gross commissions receivable from its Clearing Brokers at December 31, as follows:

	2002	2001
Deposits with Clearing Brokers	$ 30,000	$ 30,000
Commissions receivable from Clearing Brokers	195,923	81,223
	$ 225,923	$ 111,223

A Company officer holds an interest in one of those clearing brokers.

3. INCOME TAXES – Current Year

The Company utilizes accrual basis accounting for both Financial Statement and Income Tax purposes.

The income tax provision for the year ended December 31, 2002 and related liability or (overpayment) is as follows:

	Federal	State	Total
Income tax provision	$ 6,949	$ 2,857	$ 9,806
Applied overpayments	--	309	309
Estimated payments	7,500	2,500	10,000
Income tax payable (prepaid)	$ (551)	$ (48)	$ (503)
Statutory tax rate – First $50,000	15.00%	6.25%	
- Next $25,000	25.00%	6.25%	
- Next $25,000	34.00%	6.25%	
- Surcharge excess $100,000.	5.00%	6.25%	
Effective 2002 tax rate	15.00%	6.25%	

CLAYTON SECURITIES SERVICES, INC.

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

4. STOCKHOLDERS EQUITY

Stock Repurchase Plan

The Company adopted and has in affect a stock repurchase plan. The plan established a maximum redemption price and number of shares to be repurchased. The Company uses the "par value" method of accounting to record the stock repurchases. Under the plan the following purchases were made, for the period ending:

	Number of Shares	Cost
December 31, 2002	500	$ 75,000
December 31, 2001	--	--
December 31, 2000	400	60,000
December 31, 1999	800	80,000
December 31, 1998	500	50,000
December 31, 1997-93	2,000	130,000
	* 4,200	$ 395,000

* In the year 2001, 300 treasury shares were sold.

Stock Ownership

The Company is closely held and all issued shares are held by the Company's officers and family members. The Secretary/ Treasurer also serves as the Company's sole Director.

5. LEASE COMMITMENTS

The Company leases vehicles used in its business. The agreements may be terminated upon notice to the lessor. The agreements require monthly rental payments which will be charged to expense over the rental period. The Company fulfilled the terms of its lease agreements during 2002 and 2001. The following summary of rental payments at December 31 follows:

Payable period ending	2002	2001
December 31, 2002	$ --	$ 10,879
December 31, 2003	11,550	--
December 31, 2004	11,550	--
December 31, 2005	9,575	--
Remaining lease term	7,967	--
	$ 40,642	$ 10,879

6. RENT

The Company subleases office space from an entity owned by persons related to an officer of the Company. The lessor is a partnership in which a Company officer has an investment interest.

CLAYTON SECURITIES SERVICES, INC.

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001 the Company had adjusted net capital of **$205,488** and **$240,761**, which was $155,488 and $190,761 in excess of the required minimum dollar net capital of $50,000. The Company's net capital ratio for years ended December 31, 2002 and 2001 was .99 to 1 and 0.55 to 1.

SUPPLEMENTARY INFORMATION

Schedule 1

CLAYTON SECURITIES SERVICES, INC.

COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CAPITAL:		
Capital stock	$ 10,500	$ 11,000
Paid-in capital	55,000	99,700
Retained earnings	141,211	133,399
Total Capital	206,711	244,099
Deductions From Capital:		
Receivable other broker dealers	--	(783)
Prepaid cost	(672)	(672)
Prepaid income tax	(551)	(1,283)
Refundable deposit – auto lease deposit	--	(600)
Total Deductions	(1,223)	(3,338)
Adjusted Net Capital	$ 205,488	$ 240,761
AGGREGATE INDEBTEDNESS	$ 205,452	$ 133,680
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL	99.98%	55.52%

AGGREGATE INDEBTEDNESS

	2002	2001
Accrued professional fees	$ 3,600	$ 3,000
Payable to other brokers	194,522	120,188
Payable to clearing brokers	7,330	10,492
Total	$ 205,452	$ 133,680
Minimum dollar net capital	$ 50,000	$ 50,000
Adjusted net capital	205,488	240,761
Excess of Net Capital Over Requirement	$ 155,488	$ 190,761
Six and two-thirds (6-2/3%) percent of aggregate indebtedness	$ 13,697	$ 8,912
Adjusted net capital	205,488	240,761
Excess of Net Capital at 1500%	$ 191,791	$ 231,849

CLAYTON SECURITIES SERVICES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
UNDER RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2002

Net capital at December 31, 2002	$ 205,488
Net capital shown on most recent unaudited part IIA filing	205,535
Difference – (Decrease)	**$ (47)**
Increase state income tax liability	48
Rounding	(1)
Total decrease net capital	$ (47)

CLAYTON SECURITIES SERVICES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2002

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations, and that all customer security transactions are cleared through FISERV Securities, Inc. (formerly, FISERV Correspondent Services, Inc.), Member, New York Stock Exchange, and Huntleigh Securities Corporation, Member, Midwest Stock Exchange, on a fully disclosed basis.

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Clayton Securities Services, Inc.

In planning and performing our audit of the financial statements of Clayton Securities Services, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safe guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because **the Company does not carry security accounts for customers or perform custodial functions relating to customer securities**.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in accordance with U.S.A. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system that we consider to be a material weakness as defined above. The Company's chief financial officer is responsible for all internal financial accounting and external reporting. Thus there is not an adequate segregation of custodial, accounting and operational responsibilities. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Clayton Securities Services, Inc., for the year ended December 31, 2002 and this report does not affect our report on these financial statements dated February 14, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York and Midwest Stock Exchanges, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Gell, Guattemp & Co., LLC

St. Louis, Missouri
February 14, 2003